Exhibit 20.1


For:      Eagle Pacific Industries, Inc.              FOR IMMEDIATE RELEASE
          2430 Metropolitan Centre                    8:00 a.m. CST
          333 South Seventh Street
          Minneapolis, Minnesota  55402
          (Nasdaq/Small Cap Market:  EPII)

Contact: William H. Spell, Chief Executive Officer,
         Eagle Pacific Industries, Inc.
         612/371-9650
         Jennifer A. Weichert, Weichert Financial Relations, Inc.
         651/686-9751

                             EAGLE PACIFIC ACQUIRES
                      LAMSON & SESSIONS PVC PIPE BUSINESS &
               EXCHANGES INTEREST FOR CONDEA VISTA RESIN FACILITY

MINNEAPOLIS - December 14, 1998 --- Eagle Pacific Industries, Inc. (Nasdaq/Small
Cap: "EPII") today announced the signing of an agreement to acquire the polyvinyl chloride (PVC) pipe business of The Lamson & Sessions Co. of Cleveland, Ohio. Eagle Pacific will pay $45 million in cash, issue $6 million of its notes and 785,000 shares of its common stock to Lamson & Sessions for the PVC Pipe Business.

Eagle Pacific has also signed a merger agreement pursuant to which a PVC resin manufacturing facility owned and operated by CONDEA Vista Company, which is wholly-owned by RWE-DEA AG of Hamburg, Germany, will be merged into Eagle Pacific. CONDEA Vista will become a major equity holder in Eagle Pacific and will have one representative on the Board of Directors of Eagle Pacific. The transactions are anticipated to close simultaneously by the end of the first quarter of 1999 and are subject to Hart Scott Rodino antitrust clearance and the approval of the shareholders of Eagle Pacific.

The Lamson PVC Pipe Business has three distinct product areas: electrical, conduit, communications duct and large diameter wastewater pipe. Collectively, these products contributed approximately $130 million in sales to Lamson & Sessions in 1997. All of these product lines are national in scope. In this transaction, Eagle Pacific will acquire four production plants located in Pennsylvania, Florida, Oklahoma and California.

PVC resin is the primary raw material for manufacturing PVC pipe. The CONDEA Vista resin manufacturing facility that is being merged into Eagle Pacific has the capacity to produce up to 450 million pounds of PVC resin annually. As a result, Eagle will be able to meet its needs for PVC resin for the foreseeable future, giving it a certain supply of PVC resign on a very cost effective basis. The resin facility is located in Oklahoma City, Oklahoma directly adjacent to the PVC pipe production plant that Eagle Pacific is acquiring from Lamson & Sessions.

                                    - more -

EAGLE PACIFIC ACQUIRES
LAMSON & SESSIONS PVC PIPE BUSINESS &
EXCHANGES INTEREST FOR CONDEA VISTA RESIN FACILITY
December 14, 1998
Page Two


"These transactions represent extremely important strategic opportunities for Eagle Pacific. Our industry is consolidating and becoming more vertically integrated. The Lamson PVC Pipe Business compliments our existing operations, expands our geographic territory and product line and strengthens our customer base. The addition of a PVC resin manufacturing facility will make us a vertically integrated PVC pipe producer. Together, these transactions will give us the competitive advantage we need to provide high quality products to our customers at competitive prices and with excellent service. We believe that this transaction will place us among the top plastic pipe manufacturers in the United States," said William H. Spell, Chief Executive Officer of Eagle Pacific.

Eagle Pacific Industries, Inc. is a leading supplier of PVC and polyethylene
(PE) pipe and tubing products. It operates manufacturing facilities in Nebraska, Oregon and Utah.



The Chief Executive Officer's statements that (i) the transactions will give Eagle a competitive advantage needed to produce high quality products at a competitive price with excellent service and (ii) that the transactions will place Eagle among the top plastic pipe producers in the United States are forward looking statements. There are risks and uncertainties regarding these forward looking statements that could cause the actual results of Eagle to differ materially from the forward looking statements. Such risks and uncertainties include, but are not limited to, (i) the inability of Eagle to effectively integrate the Lamson PVC Pipe business and CONDEA Vista's resin manufacturing operation with Eagle's business; (ii) further consolidation of other plastic pipe producers, including the consolidation of plastic pipe producers with resin manufacturers; and (iii) industry competition.

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